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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Argent Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 East Reynolds Drive
(No. and Street)

Ruston	Louisiana	71270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Jones — 318-251-4646
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name — *if individual, state last; first, middle name)*

333 Texas Street, 15th Floor	Shreveport	Louisiana	71101
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argent Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Linda T. Cruse
Jackson Parish, Louisiana
Commission Expires at Death

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGENT INVESTMENT SERVICES

SEC FILE NUMBER

8-41897

Financial Statements and Supplementary Information and Independent Auditor's Report for the year ended December 31, 2001.

Supplementary Report on Internal Control Structure for the year ended December 31, 2001.

Filed as a public document in accordance with Rule 17-a5e(3) under the Securities and Exchange Act of 1933.

HEARD McELROY & VESTAL LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

February 7, 2002

To the Board of Directors
Argent Investment Services
Ruston, Louisiana

Independent Auditor's Report on the Financial Statements and Supplementary Information

We have audited the accompanying statements of financial condition of Argent Investment Services (a wholly-owned subsidiary of National Independent Trust Company), as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argent Investment Services as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLP

Shreveport, Louisiana

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • BOSSIER CITY • MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

ARGENT INVESTMENT SERVICES

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash	236,550	225,453
Cash clearing deposit account	15,046	15,682
Commissions receivable	182,846	141,384
Accounts receivable-employees	-	37,929
Accounts receivable-related party	1,000	1,512
Investments	18,900	40,878
Other assets	17,579	34,103
Furniture and equipment-at cost, net of accumulated depreciation of $140	-	34,775
Total assets	471,921	531,716
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Note payable	-	35,029
Accounts payable and accrued expenses	130,034	192,847
Dividends payable	85,000	-
Payable to parent	37,012	-
Income taxes payable-parent	5,000	-
Total liabilities	257,046	227,876
Stockholder's equity:		
Common stock, par value $250 per share; 500 shares authorized; 460 shares issued and outstanding	115,000	115,000
Retained earnings	99,875	188,840
Total stockholders' equity	214,875	303,840
Total liabilities and stockholder's equity	471,921	531,716

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	1,902,513	3,608,540
Expenses:		
Salaries and employee benefits	1,098,081	1,818,028
Incentive pool	6,000	68,622
Production incentives	74,665	276,702
Occupancy and equipment	78,736	76,979
Telephone	33,706	35,310
Books and subscriptions	47,236	70,606
Professional fees	37,991	5,693
Depreciation and amortization	12,292	14,925
Insurance	18,025	23,718
Marketing expense	10,977	12,359
Office and postage	30,362	30,179
Travel and entertainment	8,616	13,785
Other operating and general and administrative expenses	357,991	662,564
Overhead allocation from parent	62,867	457,000
Total expenses	1,877,545	3,566,470
Operating income	24,968	42,070
Other income:		
Interest income	8,334	24,175
Income before income taxes	33,302	66,245
Income taxes	6,200	22,428
Net income	27,102	43,817

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Retained Earnings
Balance-December 31, 1999	115,000	195,623
Net income	-	43,817
Dividends paid	-	(50,600)
Balance-December 31, 2000	115,000	188,840
Net income	-	27,102
Dividends paid	-	(116,067)
Balance-December 31, 2001	115,000	99,875

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	27,102	43,817
Adjustments to reconcile net income to net cash (used) by operating activities:		
Depreciation and amortization	12,292	14,925
Changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	(41,462)	277,040
(Increase) decrease in other assets	7,940	(22,130)
(Decrease) in accounts payable and accrued expenses	(62,813)	(316,402)
Increase (decrease) in income taxes payable-parent	42,012	(49,812)
Net cash (used) by operating activities	(14,929)	(52,562)
Cash flows from investing activities:		
Purchase of furniture and equipment	-	(34,915)
Proceeds-sale of AFS investment	21,978	-
Purchase of investments-AFS	-	(40,878)
(Increase) decrease in accounts receivable-employee	37,929	(16,285)
Decrease in accounts receivable-related party	512	57,573
(Increase) decrease in cash clearing deposit account	636	(362)
Net cash provided (used) in investing activities	61,055	(34,867)
Cash flows from financing activities:		
Advances from (payments to) affiliates	-	(115,499)
Increase (decrease) in notes payable	(35,029)	22,472
Dividends paid	-	(50,600)
Net cash (used) by financing activities	(35,029)	(143,627)
Net increase (decrease) in cash	11,097	(231,056)
Cash-beginning of year	225,453	456,509
Cash-end of year	236,550	225,453
Cash paid: Income taxes	-	38,200
Interest	2,739	295

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CHANGES IN LIABILITIES

YEARS ENDED DECEMBER 31, 2001 AND 2000

Subordinated to Claims of General Creditors	
Subordinated liabilities	None

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. Organization and Significant Accounting Policies

Organization. Argent Investment Services (the Company) (formerly TCL Securities, Inc.), a wholly-owned subsidiary of National Independent Trust Company, formerly The Trust Company of Louisiana, was formed on July 31, 1987 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears all of its trades through another broker on a fully disclosed basis. For this service, the broker receives a percentage of the commissions on each transaction. The Company changed its name in early 2001 to Argent Investment Services.

Customers' Transactions. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash Equivalents. The Company considers all debt instruments purchased with a maturity of three months or less to be cash equivalents.

Organizational Costs. Corporate organizational costs are being amortized over five years on a straight-line basis.

Depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of four to seven years.

Cash Clearing Deposit Account. The Company was required to maintain a $15,046 balance with its clearing broker. These funds are not considered cash equivalents. The funds were not restricted as to their withdrawal.

Estimates. Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies and litigation arising in the ordinary course of business. It is possible that Management's estimates will change in the near term.

Advertising Expense. Advertising cost is expensed as incurred. Advertising expense for 2001 and 2000 was $5,600 and $5,536, respectively.

2. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(iv)). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $50,000. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital of $136,567, which was $86,567 more than its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.88 to 1.

3. Income Taxes

The Company joins with its parent in the filing of a consolidated federal income tax return. The Company pays the parent its proportionate share of income taxes based upon its share of federal and state income taxes. A reconciliation of federal income tax at statutory tax rates and actual is provided below:

	2001	2000
Tax at statutory rate	34.0%	34.0%
State taxes, net of federal tax benefit	3.5%	3.2%
Lower effective rates (surtax exemptions)	(18.9%)	(3.3%)
Income tax rate incurred	18.6%	33.9%

Income taxes are detailed below for 2001 and 2000:

Federal income taxes (due to parent)	5,000	20,326
State income taxes	1,200	2,102
Total income taxes	6,200	22,428

4. Related Party Transactions

The Company pays rent to the parent for space occupied by it in the facility rented by the parent. The Company paid the parent $54,625 and $50,981 for rent in 2001 and 2000. The Company also rents two branch locations from employees and a shareholder of the parent. The Company paid rent to the individuals in the amount of $15,400 and $15,600 in 2001 and 2000, respectively. The rent on the above two locations is on a month to month basis. The Company paid the parent various general overhead allocated to it in 2001 and 2000 totaling $62,867 and $457,000, respectively. As of December 31, 2001 and 2000, $37,012 and $-0- were due to the parent in regard to these overhead charges.

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The transactions are executed with and on behalf of banks, financial institutions and other brokers and dealers. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy his obligation to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that Argent Investment Services is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned requirements and the clearing broker's internal guidelines. Argent Investment Services monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. Pension Plan and Incentive Pay

The Company has a 401(k) type pension plan which covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary. The Company may make a discretionary match as well as a discretionary contribution. Contributions of $-0- and $12,000 were made for the years ended December 31, 2001 and 2000, respectively. The Company also has various incentive pay plans. Under those plans, the Company paid $5,376 and $6,800 for business development incentives and $80,665 and $345,324 for achieving certain levels of profit to certain managers and officers during the years ended December 31, 2001 and 2000, respectively.

7. Note Payable

Note payable at December 31, 2001 and 2000 is as follows:

	2001	2000
To: An individual, a related party/employee-due 12-8-2001 at 10%	-	35,029
	-	35,029

Payments over the term of the note are as follows: $35,029 - 2001.

8. Dividend

The Company contributed its fixed assets to the parent company as a dividend in January 2000. This was a noncash transaction and thus had no effect on the cash flow statement. The book value when contributed was $31,067.

9. Investments

The Company securities are classified as available for sale (AFS) securities and valued at fair market value (FMV). The adjustment to record unrealized gains/(losses) are reflected in stockholders' equity. There was no adjustment in 2001 or 2000. Investments at FMV are as follows:

	2001	2000
Mutual funds	-	21,978
NASDAQ Stock Market, Inc., 1,500 shares common stock	18,900	18,900
	18,900	40,878

10. Contingencies/Litigation

The Company is involved in a lawsuit with a former customer. The Company is actively defending itself in this lawsuit; however, in that regard, a $50,000 loss contingency was accrued as of December 31, 2000. The suit was settled in 2001 with no significant additional cost.

SUPPLEMENTARY INFORMATION

ARGENT INVESTMENT SERVICES

SCHEDULE 1 - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000

	2001	2000
Net capital:		
Stockholders' equity	214,875	303,840
Less nonallowable assets:		
Cash	(750)	(750)
Accounts receivable	(37,706)	(65,964)
Furniture and equipment	-	(34,775)
Commissions receivable in excess of 30 days	-	(2,503)
Receivables from affiliates	(1,000)	(1,512)
Other assets	(17,579)	(36,269)
Haircut on money market account (2%) and investments (7% and 100%)	(21,273)	(25,116)
Net capital after haircut	136,567	136,951
Net capital requirement - $50,000	50,000	50,000
Excess capital	86,567	86,951
Aggregate indebtedness:		
Payables and accrued expenses	257,046	227,876
Ratio: Aggregate indebtedness to net capital	1.88 to 1	1.66 to 1.0

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1(iv) as of December 31, 2001, filed by the Company with the Securities Exchange Commission in January 2002.

See Auditor's Report

ARGENT INVESTMENT SERVICES

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS UNDER EXHIBIT A, RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of the Rule.

HEARD McELROY & VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

PARTNERS
J. PETER GAFFNEY, CPA, APC
SPENCER BERNARD, JR., CPA
H.Q. GAHAGAN, JR., CPA, APC
GERALD W. HEDGCOCK, JR., CPA, APC
TIM B. NIELSEN, CPA, APC
JOHN W. DEAN, CPA, APC
MARK D. ELDREDGE, CPA
MICHAEL E. GLEASON, CPA
ROBERT L. DEAN, CPA
GARY L. BOOTH, CPA, CFP, PFS
STEPHEN W. CRAIG, CPA
ROY E. PRESTWOOD, CPA
A. D. JOHNSON, JR., CPA
OF COUNSEL
GILBERT R. SHANLEY, JR., CPA
C. CODY WHITE, JR., CPA, APC
WILLIAM L. HIGHTOWER, CPA

February 7, 2002

To the Board of Directors
Argent Investment Services
Ruston, Louisiana

Exhibit 1 - Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

We have audited the financial statements of Argent Investment Services, for the year ended December 31, 2001, and have issued our report thereon dated February 7, 2002. In planning and performing our audit, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Argent Investment Services that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • BOSSIER CITY • MONROE
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Due to the nature of its business, the Company is exempt from SEC Rule 15c3-3. At December 31, 2001, the Company was in compliance with the conditions of the exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been compiled with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLP

Shreveport, Louisiana


SEC MAIL
RECEIVED
MAR 01 2002
143
WASH., D.C.
SECTION

ARGENT INVESTMENT SERVICES

RUSTON, LOUISIANA

DECEMBER 31, 2001 AND 2000

ARGENT INVESTMENT SERVICES

RUSTON, LOUISIANA

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